November 21, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
493	11/03/2017	485BXT	0001628280-17-010847
486	10/11/2017	485BXT	0001628280-17-009850
479	09/14/2017	485BXT	0001628280-17-009291
472	08/17/2017	485BXT	0001628280-17-008753
464	07/19/2017	485BXT	0001628280-17-007109
458	06/22/2017	485BXT	0001628280-17-006669
451	05/25/2017	485BXT	0001628280-17-005918
445	04/27/2017	485BXT	0001628280-17-004407
439	03/30/2017	485BXT	0001628280-17-003134
429	03/02/2017	485BXT	0001628280-17-002106
420	02/02/2017	485BXT	0001628280-17-000777
412	01/04/2017	485BXT	0001628280-17-000062
405	12/07/2016	485BXT	0001628280-16-021879
399	11/09/2016	485BXT	0001628280-16-021125
390	10/13/2016	485BXT	0001628280-16-020046
384	09/14/2016	485BXT	0001628280-16-019583
378	08/18/2016	485BXT	0001628280-16-019144
369	07/20/2016	485BXT	0001628280-16-017665
361	06/23/2016	485BXT	0001628280-16-017296
354	05/24/2016	485BXT	0001628280-16-016660
342	04/28/2016	485BXT	0001628280-16-014930
329	03/23/2016	485BXT	0001628280-16-012939
318	03/02/2016	485BXT	0001628280-16-012178
309	02/03/2016	485BXT	0001628280-16-010698
301	01/07/2016	485BXT	0001628280-16-010171
294	12/09/2015	485BXT	0001628280-15-009338
288	11/12/2015	485BXT	0001628280-15-008642
281	10/14/2015	485BXT	0001628280-15-007688
274	09/16/2015	485BXT	0001628280-15-007144
267	08/19/2015	485BXT	0001628280-15-006719
262	07/21/2015	485BXT	0001628280-15-005352
252	06/18/2015	485BXT	0001628280-15-004975
242	05/21/2015	485BXT	0001628280-15-004391
235	04/30/2015	485BXT	0001628280-15-003152
228	04/01/2015	485BXT	0001628280-15-002128
216	03/05/2015	485BXT	0001628280-15-001509
209	02/05/2015	485BXT	0001432353-15-000024
204	01/13/2015	485BXT	0001432353-15-000011

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
199	12/18/2014	485BXT	0001432353-14-000333
192	11/20/2014	485BXT	0001432353-14-000313
184	11/07/2014	485BXT	0001432353-14-000286
161	08/28/2014	485APOS	0001432353-14-000206

The Amendments relate to the Global X FTSE Luxury Consumer ETF. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel